Exhibit 99.1

Crown LNG Holding AS

Half-year report as of June 30, 2024

Table of Contents

Unaudited interim condensed consolidated financial statements

Interim condensed consolidated statements of comprehensive income (loss)

Interim condensed consolidated statements of financial position

Interim condensed consolidated statements of changes in equity

Interim condensed consolidated statements of cash flows

Notes to the unaudited interim condensed consolidated financial statements

1 - Corporate information	6 - Other disclosures
6.1 Related party transactions
6.2 Share-based payments
6.3 Events after the reporting period

2 - Basis of preparation and changes to the Group’s accounting policies
2.1 Basis of preparation
2.2 Summary of selected significant accounting policies
2.3 Use of accounting judgements, estimates and assumptions
2.4 New standards, interpretations and amendments adopted by the Group

3 - Profit or loss items
3.1 Other operating expenses
3.2 Finance income and expense

4 - Other operating activities
4.1 Provisions

5 - Financial instruments and equity
5.1 Overview of financial instruments
5.2 Interest-bearing liabilities
5.3 Aging of financial liabilities
5.4 Fair value measurement
5.5 Share capital and shareholders information
5.6 Earnings per share

Interim condensed consolidated statements of comprehensive income (loss)

(unaudited; in thousands of U.S. dollars, except per share amounts)

		For the six months ended June 30,
	Notes	2024	2023
Revenue		$—	$—

Total revenue		—	—

Employee benefit expenses		(928)	(477)
Other operating expenses	3.1	(4,501)	(4,143)
Total operating expenses		(5,429)	(4,620)

Operating profit/(loss)		(5,429)	(4,620)

Finance income	3.2	708	7,862
Finance expenses	3.2	(12,171)	(965)

Net financial items		(11,463)	6,897

Profit/(loss) before tax		(16,892)	2,277

Income tax (expense)/benefit		—	—

Profit/(loss)		$(16,892)	$2,277

Other comprehensive income:
Items that subsequently may be reclassified to profit or loss:
Foreign currency translation		(106)	784

Total items that may be reclassified to profit or loss		(106)	784

Other comprehensive income/(loss)		(106)	784

Total comprehensive income/(loss)		$(16,998)	$3,061

Profit/(loss) attributable to:
Equity holders of the parent company		(16,560)	2,057
Non-controlling interests		(332)	220
Total comprehensive profit/(loss) attributable to:
Equity holders of the parent company		(16,993)	2,685
Non-controlling interests		(5)	376
Earnings per share
Basic profit/(loss) per share	5.6	(0.17)	0.04
Diluted profit/(loss) per share	5.6	(0.17)	0.04

Interim condensed consolidated statements of financial position

(unaudited; in thousands of U.S. dollars)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Non-current financial assets	5.4	$231,787	$242,360

Total non-current assets		231,787	242,360

Current assets
Other current assets		446	417
Current financial assets		4,610	4,228
Cash and cash equivalents		76	88

Total current assets		5,132	4,733

TOTAL ASSETS		$236,919	$247,094

EQUITY AND LIABILITIES
Equity
Share capital	5.5	$193	$190
Share premium		237,497	231,891
Other capital reserves		8,484	12,341
Other equity	5.5	(38,391)	(21,731)
Non-controlling interests		(392)	(88)

Total equity		207,391	222,603

Non-current liabilities
Non-current interest-bearing liabilities	5.2	2,291	1,223
Non-current lease liabilities		12	32
Provisions	4.1	4,069	4,758

Total non-current liabilities		6,372	6,013

Current liabilities
Current Interest-bearing liabilities	5.2	4,994	2,166
Current lease liabilities		13	13
Trade payables		6,388	5,038
Provisions	4.1	11,392	10,511
Other current liabilities		369	750

Total current liabilities		23,156	18,479

Total liabilities		29,528	24,491

TOTAL EQUITY AND LIABILITIES		$236,919	$247,094

Interim condensed consolidated statements of changes in equity

(unaudited; in thousands of U.S. dollars)

				Other equity
	Share capital	Share premium	Other capital reserves	Cumulative translation differences	Retained Earnings / (accumulated deficit)	Non-controlling interest	Total equity
Equity as of January 1, 2023	$58	$26,202	$4,498	$1,717	$(19,245)	$1,659	$14,889

Profit or loss for the period	—	—	—	—	2,057	220	2,277
Other comprehensive loss	—	—	—	628	—	156	784

Total comprehensive loss	—	—	—	628	2,057	376	3,061

Contingent consideration related to warrant exercise (Note 5.5)	—	—	3,722	—	—	—	3,722
Capital increase (Note 5.5)	8	123	—	—	—	—	131
Non-registered capital increase (Note 5.5)	—	—	670	—	—	—	670
Share-based expenses (Note 6.2)	—	—	1,266	—	—	373	1,639

Equity as of June 30, 2023	$66	$26,325	$10,156	$2,345	$(17,188)	$2,408	$24,112

Equity as of January 1, 2024	$190	$231,891	$12,341	$1,684	$(23,415)	$(88)	$222,603

Profit or loss for the period	—	—	—	—	(16,560)	(332)	(16,892)
Other comprehensive income	—	—	—	101	—	(5)	(106)

Total comprehensive income	—	—	—	101	(16,560)	(337)	(16,998)

Capital increase (Note 5.5)	3	5,606	(5,609)	—	—	—	—
Non-registered capital increase (Note 5.5)	—	—	150	—	—	—	150
Share-based expenses (Note 6.2)	—	—	1,603	—	—	34	1,636

Equity as of June 30, 2024	$193	$237,497	$8,484	$1,583	$(39,975)	$(392)	$207,391

Interim condensed consolidated statements of cash flows

(unaudited; in thousands of U.S. dollars)

		For the six months ended June 30,
Cash flows from operating activities	Notes	2024	2023
Profit/(loss) before tax		$(16,892)	$2,277
Adjustments to reconcile loss before tax to net cash flows:
Finance income	3.2	(708)	(7,862)
Finance expenses	3.2	12,171	965
Share-based payments	6.2	1,636	1,640
Working capital adjustments:
Changes in other current assets		(29)	(11)
Changes in trade and other payables		1,350	679
Changes in provisions	4.1	192	1,388
Other items
Taxes paid		—	—
Interest paid		(55)	(61)

Net cash outflows from operating activities		$(2,335)	$(985)

Net cash flow from investing activities		—	—

Cash flow from financing activities
Proceeds from issuance of shares (non-registered capital increase)		—	670
Proceeds from issuance of shares		—	123
Proceeds from short-term loan	5.2	1,369	197
Proceeds from long-term loan	5.2	1,022	—
Proceeds from conversion of warrants		—	8
Payment of lease liabilities		(16)	(6)

Net cash inflows from financing activities		2,375	984

Net decrease in cash and cash equivalents		40	1
Cash and cash equivalents at the beginning of the period		36	36
Net foreign exchange difference		0	(1)

Cash and cash equivalents as of June 30,		$76	$34

1.	Corporate information

Crown LNG Holding AS (the “Company” or “Crown”) is incorporated and domiciled in Norway. The Company’s principal offices are located at Skøyen Atrium, Drammensveien 147, 0277 Oslo, Norway.

Crown LNG Holding AS and its subsidiaries (collectively “the Group”, or “Crown LNG”) invest in companies to develop, build, own and operate offshore infrastructures for the processing of Liquid Natural Gas (LNG). Crown LNG specializes in projects exposed to harsh weather conditions, where traditional floating solutions cannot be used. With a proven Gravity Based Solution Technology, developed in Norway for the North Sea requirements to withstand extremely high waves, Crown LNG expects to deliver concrete infrastructures in waters exposed to hurricanes, cyclones, and generally tough conditions all over the world.

Crown LNG has a project pipeline consisting of four projects. The projects are in different development stages, where the Kakinada Terminal Project in India is fully licensed and approved by government and on a fast track to final investment decision (FID).

After various amendments to the August 3, 2023 agreement, the Company entered into a definitive business combination agreement (“BCA”) to go public in the United States through a merger with a special purpose acquisition company (“SPAC”), Catcha Investment Corp (“Catcha”), and certain other affiliated entities through a series of transactions. Through these series of transactions, Crown LNG Holdings Limited (“PubCo”) was established and became the public company trading on the Nasdaq under the ticker symbol “CGBS”. PubCo was formed solely for the purpose of effecting the business combination and had not carried out any activities other than those in connection with the business combination. On July 9, 2024, the Company consummated the business combination contemplated by the BCA. As a result of the business combination, Catcha became a wholly owned subsidiary of PubCo. Following the transaction, subject to the terms and procedures as set forth under the BCA, the Company shareholders transferred to PubCo, and PubCo acquired from the Crown shareholders, all of the ordinary shares in Crown held by the shareholders in exchange for the issuance of PubCo Ordinary Shares.

As this transaction occurred after June 30, 2024, these financial statements do not show the effects of the BCA and the series of transactions that occurred related to the transaction.

The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2024 and 2023, were authorized for issue in accordance with a resolution of the directors on October 16, 2024.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1.	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Group comprise the statements of comprehensive loss, financial position, cash flows, changes in equity and related notes.

These interim financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since annual financial statements.

Going concern

The financial statements of the Group have been prepared on the going concern basis which contemplates the continuity of normal business activities and the realization of assets and the discharge of liabilities in the normal course of business.

Crown LNG is a development stage company and we do not have any projects in our pipeline generating revenue currently and have not recognized any revenue to date. We anticipate that our current projects to be operational at the earliest in 2027 for the Grangemouth Project and 2029 for the Kakinada Terminal Project, and to begin generating revenues around that period. The Group had a net loss of $16.9 million and a net profit of $2.3 million for the six months ended June 30, 2024 and 2023, respectively. The net profit per June 30, 2023 is solely driven by the change in the fair value of the Group’s option to purchase a 15% ownership in EAST. Further, the Group has used net cash in operating activities of $2.3 million and $994 thousand for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Group had $76 thousand in cash and cash equivalents and negative working capital of $18.0 million.

The Group is forecasting that it will continue to incur significant operating cash outflows to fund the Kakinada Terminal and Grangemouth Projects, as well support the Group’s growth, including but not limited to terminal operation expenses, operating insurance costs, land and port charges, general and administrative, other costs, and costs of being a listed entity. The Group will require additional financing to support the operations of the business. Further, since the listing of the Company’s shares on the Nasdaq, the share price has decreased significantly, and the Nasdaq has issued a Notice to the Company that it does not meet the minimum bid price of $1 per share. Both of these considerations will make it difficult for the Company to raise sufficient capital on favorable terms. The forecast and financial conditions raise substantial doubt about the Group’s ability to continue to operate as a going concern. Crown LNG’s ability to operate as a going concern is principally dependent on (1) the ability of the Group to secure financing or enter into private placement agreements, subscription agreements, investment agreements, forward purchase agreements or any other forms of agreements with investors to secure additional financing, (2) the ability of the Group to reach the designated FID dates for the projects, and (3) the ability of the Group comply with the listing requirements of the Nasdaq.

As a result of the above, there is material uncertainty related to the events or conditions that may cast substantial doubt of the Crown LNG’s ability to continue as a going concern, and therefore, the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Management believes it will be successful in obtaining sufficient funding through fund-raising activities and will be able to work on the key projects in order to reach the FID dates. For these reasons, the financial statements have been prepared on the basis that the Group is a going concern. Should sufficient funding not be secured from such sources or otherwise or should there be a delay in the timing of securing funds through these funding initiatives, this would have adverse implications for the Group and its shareholders. In these scenarios, the Group will need to seek other options, including delaying or reducing operating and capital expenditures, the possibility of an alternative transaction or fundraising, and in the event that none of these are available, voluntary bankruptcy, liquidation, administration, or dissolution.

2.2.	Use of accounting judgments, estimates and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in accordance with IFRS and applying the chosen accounting policies requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and the underlying assumptions, described below, are reviewed by the Group on an ongoing basis. Actual results may differ from these estimates

Estimates and assumptions:

•

FID date and probability of reaching FID: The estimated fair value of the Group’s cash-settled share-based payments is dependent on the probability of reaching FID and the expected FID date of the Kakinada Terminal project. The probability of reaching FID is set based on key milestones achieved, which represents de-risking of the project for the investors. As of June 30, 2024, the probability of reaching FID was 55% (December 31, 2023: 65%) and the date on which FID is expected to be reached is July 30, 2026 (December 31, 2023: April 30, 2026). The extension of the FID date is due to the timing of the closing of the BCA which closed later than anticipated as well as significantly lower capital contribution received compared to the estimate made as of December 31, 2023. Raising sufficient funds on favorable terms has proven difficult for the Company to achieve.

•

Fair value of instruments related to EAST and KGLNG (together the Future payment right): The fair value of the call-option to purchase 15% ownership in EAST, an option to acquire 99.81% of the shares in KGLNG, and a future payment right are all derived from the estimated value of KGLNG, the sole asset of EAST, and are measured together as if they were one instrument and identified as the Future payment right. A valuation method was used based on an income-based approach, which takes into consideration the enterprise value of KGLNG based on a discounted cash flow model, adjusted for Crown’s ownership interest and a binomial risk factor. This valuation method is consistent with that applied as of December 31, 2023. The overall valuation approach is discussed in note 5.4. For the valuation derived from the income-based approach, the following assumptions are used in the calculation of fair value:

•

Terminal fee: As of June 30, 2024, the terminal fee is estimated to be $447 thousand (December 31, 2023: $447 thousand) in the operation period and is based on a memorandum of understanding in place for the lease of the terminal asset and the day rate fee to be paid. However, a contract will not be finalized until the Engineering, Procurement, and Construction contract has been entered into and may therefore be subject to change.

•

Regasification price: As of June 30, 2024, the regasification price is estimated to be $0.91/MMBtu (December 31, 2023: $0.91/MMBtu). This corresponds to the estimated fee that KGLNG will receive from the customer.

•

Capacity factor: As of June 30, 2024, the capacity factor is estimated at 93% (December 31, 2023: 93%) which takes into consideration items such as downtime for maintenance and other production-stop events.

•	Discount rate (WACC): As of June 30, 2024, a WACC of 9.5% (December 31, 2023: 10%) was applied. In estimating the WACC, the risk-free rate is based on a 10-year U.S. government bond.

•

Venture Capital (VC) discount rate: As of June 30, 2024, the fair value is computed using a discount rate of 40% (December 31, 2023: 35%), increase in discount rate reflects the increased risk related to the reduction in Probability of reaching FID. The discount rate represent the return a VC fund would require given the current state of the Group, adjusted upwards to reflect the fact that a large share of VC funds yield negative returns.

•

Probability of reaching FID: As of June 30, 2024, the overall probability for success (reaching FID) was estimated to be 55% (December 31, 2023: 65%). Reduction in probability is related to the fact that as of December 31, 2023 it was expected that BCA would generate sufficient proceeds to finance FID for the project, however, based on current assumptions and market conditions, the initial BCA proceeds expected to be received would not be sufficient to reach FID. Raising sufficient funds on favorable terms has proven difficult for the Company to achieve making it more difficult to complete the required activities to reach FID for the project.

Sensitivity analysis is carried out in note 5.4 for each of the significant unobservable inputs in the calculation including the terminal fee, regasification price, capacity factor, WACC, VC discount rate, and probability of reaching FID.

•

Fair value of contingent consideration related to the warrant exercise: The fair value is computed using two methods, where the first approach utilizes an early-stage company discount rate and the second approach uses a probability weighted approach based on a probability of achieving an IPO, discounted using a risk-free rate. The fair value is estimated as the mid-point value of the two calculated values. Key assumptions used in the calculation of fair value include the anticipated IPO date, probability of FID and the early-stage discount rate.

•

IPO date: As of June 30, 2024, the estimated IPO date was July 9, 2024 (December 31, 2023: February 16, 2024). Due to various delays in closing the BCA, including obtaining funding and meeting certain listing requirements, the BCA and subsequent listing of Crown on the Nasdaq was completed July 9, 2024.

•

Probability of IPO: As of June 30, 2024, the probability of achieving IPO was estimated at 90% (December 31, 2023: 70%). This probability increased due to the milestones met as of June 30, 2024 to achieve the completion of the BCA. Even though the BCA closed shortly after June 30, 2024, there remained uncertainty around the Company meeting certain listing requirements of Nasdaq and the ability to raise the required capital; therefore, the probability was adjusted to reflect these uncertainties at that time.

•

Early-stage company discount rate: As of June 30, 2024, the net present value is computed using a discount rate of 40% (December 31, 2023: 35%), increase in discount rate reflects the increased risk related to the reduction in Probability of reaching FID. The discount rate represent the return an early-stage investor would require given the current state of the Group.

Sensitivity analysis is carried out in note 5.4 for each of the significant unobservable inputs in the calculation, including the probability of IPO and the early-stage company discount rate.

•

Fair value of the Catcha Loan: The fair value of the Catcha Loan is calculated using the discounted cash flow analysis, and the significant assumptions applied in the computation of the fair value are the IPO date and the probability of IPO. The assumptions used for the IPO date and the Probability of IPO are the same as those documented above used to calculate the fair value of the contingent consideration related to the warrant exercise. Sensitivity analysis is carried out in note 5.4 for the probability of IPO.

The Group based its assumptions and estimates on parameters available as of the dates of the financial position. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

2.3.	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3 - Profit or loss items

3.1 Other operating expenses

Other operating expenses mainly consist of consulting fees and project costs related to the Group’s project development and IPO process, and audit and audit related fees. The Chairman of the Board of Directors and other board members have provided services to the Group via their respective consulting companies. For further information about related parties, see note 6.1.

(in thousands of U.S. dollars)		For the six months June 30,
Other operating expenses	Notes	2024	2023
Consulting fees		$(3,348)	$(3,037)
Project costs		(960)	—
Audit and audit related services		(554)	(146)
Cash-settled share-based (expense)/reversal		689	—
Other operating expenses		(328)	(961)

Total other operating expenses		$(4,501)	$(4,144)

3.2 Finance income and expense

(in thousands of U.S. dollars)		For the six months June 30,
Finance income	Notes	2024	2023
Fair value adjustment financial instruments	5.4	$704	$7,861
Other finance income	4.1	—	1
Foreign exchange gain		4	—

Total finance income		$708	$7,862

(in thousands of U.S. dollars)		For the six months June 30,
Finance expenses	Notes	2024	2023
Fair value adjustment financial instruments	5.4	$(11,726)	$—
Interest expense on lease liabilities		—	(2)
Other interest expense	5.2	(418)	(153)
Foreign exchange loss		(25)	(810)
Other finance expense		(2)	—

Total finance expenses		$(12,171)	$(965)

Fair value adjustment on financial instruments

‘Fair value adjustment financial instruments expenses’ represents changes in the fair value of the instruments associated with KGLNG future payment rights of $10,573 thousand (note 5.4) and with the new shareholder loan of $1,153 thousand (note 5.4) for the period ended June 30, 2024.

‘Fair value adjustment financial instruments income’ represents an increase in the fair value of contingent consideration related to the warrant exercise of $571 thousand and the recognition of $134 thousand as a result of the difference between the transaction price initially recorded and the fair value of the Catcha Loan for the period ended June 30, 2024. The corresponding ‘Fair value adjustment financial instruments income’ for the period ended June 30, 2023 represents changes in the fair value of the call-option to purchase 15% ownership in EAST of $7,317 thousand and the change in the fair value of contingent consideration related to the warrant exercise of $544 thousand.

Refer to note 2.1 and note 5.4 for further details on the fair value measurement of the Group’s financial instruments.

4 - Other operating activities

4.1 Provisions

A provision is made and calculated based on management assumptions at the time the provision is made and is updated as and when new information becomes available. All provisions are reviewed at the end of the financial year.

The Group classifies provisions in the following categories:

•	Board Remuneration includes provisions related to compensation of the Board of Directors.

•

Provisions for Management-for-Hire (MFH): contains provisions related to accrued fees for consultants acting in roles such as CEO, CFO and CIO on behalf of the Group, which will be payable only at the time Crown LNG has secured the development funding for the Kakinada Terminal Project (FID funding). These provisions are accounted for under IAS 19 Employee Benefits.

•	Cash-settled share-based payment includes

•	provisions related to a management-for-hire agreement with Lars Mårdalen (Director of Finance & Business Development)

•

provisions for consultant fees which are incurred when specific milestones are delivered, and where the fixed fees may be settled in shares or cash, at the discretion of Crown LNG. The fees will be payable contingent on a successful FID for the Kakinada Terminal project. Provisions are recorded at the time the underlying service is delivered, i.e., when a milestone has been met.

•	Exclusivity agreement with GBTRON includes provisions related to exclusivity fees for the exclusive right to develop, own, operate and lease to GBTRON a Floating Storage Regasification Unit (FSRU).

•

Other provisions: The balance as of June 30, 2024 mainly comprises the fixed retainer fees related to the Joint Development Agreement (JDA) with LNG-9 PTE LTD for delivered consultancy services until December 31, 2021. During 2023, the parties agreed to terminate the JDA.

Reconciliation of provisions and other liabilities:

	Board	Cash-settled share-based	Provisions for		Exclusivity agreement
(in thousands of U.S. dollars)	Remuneration	payments	MFH	Other	with GBTRON	Total
As of December 31, 2023	$504	4,778	3,471	1,516	5,000	15,269

Current provisions	504	20	3,471	1,516	5,000	10,511
Non-current provisions	—	4,758	—	—	—	4,758
Additional provisions made/(reversal)	256	(689)	802	—	—	369
Adjustment on cash-settled share-based pay liabilities	—	—	—	—	—	—
Amounts paid	—	—	—	—	—	—
Reclassifications	—	—	—	—	—	—
Forgiven retainer fee	—	—	—	—	—	—
Currency translation effects	(18)	—	(159)	(1)	—	(178)

As of June 30, 2024	$742	4,089	4,114	1,515	5,000	15,461

Current provisions	$742	20	4,114	1,515	5,000	11,391
Non-current provisions	$—	4,069	—	—	—	4,069

5 - Financial instruments and equity

5.1 Overview of financial instruments

The carrying amount of the Group’s financial assets and liabilities are presented in the tables below:

(in thousands of U.S. dollars)

As of June 30, 2024	Notes	Financial instruments at amortized cost	Fair value through profit or loss	Total
Assets
Receivables
Other current assets		$446	—	446
Cash and cash equivalents		76	—	76
Current financial assets	5.4	—	4,610	4,610
Other non-current financial assets	5.4	—	231,787	231,787

Total financial assets		$522	236,397	236,919

Liabilities
Interest-bearing loans and borrowings including trade payables and other non-current liabilities
Non-current interest-bearing liabilities	5.2	$2,291	—	2,291
Non-current lease liabilities		12	—	12
Current lease liabilities		13	—	13
Other current liabilities		369	—	369
Current interest-bearing liabilities	5.2	1,644	3,350	4,994
Trade payables		6,388	—	6,388

Total financial liabilities		$10,717	3,350	14,067

Finance income and finance expense arising from the Group’s financial instruments are disclosed separately in note 3.2.

(in thousands of U.S. dollars)
		Financial instruments	Fair value through
As of 31 December 2023	Notes	at amortized cost	profit or loss	Total
Assets
Receivables
Other current assets		$417	—	417
Cash and cash equivalents		88	—	88
Current financial assets	5.4	—	4,228	4,228
Non-current financial assets	5.4	—	242,360	242,360

Total financial assets		$505	246,588	247,093

Liabilities
Interest-bearing loans and borrowings including trade payables and other non-current liabilities
Non-current interest-bearing liabilities	5.2	$1,223	—	1,223
Non-current lease liabilities		32	—	32
Current lease liabilities		13	—	13
Other current liabilities		750	—	750
Current interest-bearing liabilities	5.2	1,212	954	2,166
Trade payables		5,038	—	5,038

Total financial liabilities		$8,268	954	9,222

Finance income and finance expense arising from the Group’s financial instruments are disclosed separately in note 3.2.

5.2 Interest-bearing liabilities

Specification of the Group’s interest-bearing liabilities

(in thousands of U.S. dollars)

	Interest rate				June 30,	December 31,
Non-current interest-bearing liabilities	(annual)		Maturity		2024	2023
Shareholder Loan	0	%**	At FID	*	1,269	1,223
Convertible Loan	10%		12.04.2026		1,022	—

Total non-current interest-bearing liabilities					$2,291	$1,223

*	At June 30, 2024, Final Investment Decision (FID) related to the Kakinada Terminal Project is estimated to occur in Q3 2026.
**	The loan has a zero nominal rate, however upon initial recognition it is discounted with an applicable market rate giving an effective annual interest rate of 20%.

Shareholder Loan comprises the redemption amount on the 2021 convertible loans which were partially settled in 2022. The principal portion of the loan was settled against shares in a subsidiary entity. Additionally, the Group granted the lenders put options and cash consideration, contingent on the Group achieving FID and IPO by June 30, 2024 respectively. These are not recognized as financial liabilities as it is considered within the Group’s control not to complete the IPO and FID. As IPO was not reached before June 30, 2024, and FID has been delayed and is estimated to be reached in Q3 2026, the criteria to meet IPO and FID within June 30, 2024 has not been met.

Convertible loan was subscribed on April 12, 2024. The principal portion of the loan is $1 000 thousand and includes a share option element. For accounting purposes, the Group has separated the share option element as embedded derivatives and measures the host contract at amortized cost. The share option element has however been assessed insignificant. The Group capitalized interest of $22 thousand on the principle amount in the period. The loan is payable on the one year anniversary of the closing (April 12, 2025) but the Group has right to extend the payment of the loan until April 12, 2026.

5.2 Interest-bearing liabilities (Continued)

(in thousands of U.S. dollars)
	Interest rate		June 30,	December 31,
Current interest-bearing liabilities	(annual)	Maturity	2024	2023
Debt to Board of Directors	15%	At pre-FID funding	$278	$284
Short-term loan from LNG-9	24%	November 30, 2024	824	400
New shareholder loan	0%	At BCA	2,530	—
Promissory notes	12% and 15%	At pre-FID funding	542	529
Catcha Loan	0%	At BCA	820	954

Total current interest-bearing liabilities			$4,994	$2,167

Debt to Board of Directors consists of shareholder loan from Black Kite, in which Black Kite has delivered services related to an Export Terminal Project in the US Gulf of Mexico, which becomes payable at pre-FID funding, which will occur approximately 18-24 months prior to FID for the project. The loan has an interest payable on the unpaid principal at the rate of 15% per annum.

Short-term loan from LNG-9 comprise a loan of $360 thousand subject to 24% annual interest rate, invoiced and payable on a monthly basis. The loan had an initial maturity on November 23, 2023 but was deferred until November 30, 2024 and has increased in 2024 with $464 thousand including $44 thousand in unpaid interests as per the agreement dated November 30, 2023.

Promissory notes includes loans to other shareholders. The loans have an interest payable on the unpaid principal at the rate of 12% and 15% per annum, and will mature when the Group achieves pre-FID funding, which is estimated to occur around 18 to 24 months prior to FID.

On February 5, 2024, Crown entered into a loan agreement whereby the shareholders of the Company agreed to provide a loan in the principal amount of $1.4 million to Crown to fund working capital until the closing of the BCA (the “Shareholder Loan”). The Shareholder Loan is repayable within five days of the BCA closing. Further, each shareholder lender is entitled to its pro rata distribution of 2,000,000 shares in PubCo. In the event that the BCA is terminated does not close, the Shareholder Loan will be repaid and each shareholder has the option to be repaid either (i) its pro rata portion of the cash amount in NOK, or (ii) its pro rata portion of the cash amount in NOK plus 3.9% of the shares in Crown at the time of the termination. The fair value of the Shareholder Loan reflects the cash amount to be repaid plus the value 3.9% of the shares in Crown as of June 30, 2024. Refer to note 6.3 for further information.

5.3 Aging of financial liabilities

Contractual undiscounted cash flows from financial liabilities are presented below:

(in thousands of U.S. dollars)
		Less than 6	6 to 12	1 to 3	3 to 5	Over 5
As of June 30, 2024	Note	months	months	years	years	years	Total
Financial liabilities
Non-current interest-bearing liabilities	5.2	$—	—	1,022	1,269	—	2,291
Current interest-bearing liabilities	5.2	4,174	820	—	—	—	4,994
Trade payables		6,388	—	—	—	—	6,388
Non-current lease liabilities		—	—	12	—	—	12
Current lease liabilities		7	7	—	—	—	14
Other current liabilities		369	—	—	—	—	369

Total financial liabilities		$10,938	827	1,034	1,269	—	14,068

(in thousands of U.S. dollars)
		Less than 6	6 to 12	1 to 3	3 to 5	Over 5
As of December 31, 2023	Note	months	months	years	years	years	Total
Financial liabilities
Non-current interest-bearing liabilities	5.2	$—	—	—	1,223	—	1,223
Current interest-bearing liabilities	5.2	954	1,212	—	—	—	2,166
Trade payables		5,038	—	—	—	—	5,038
Non-current lease liabilities		—	—	15	17	—	32
Current lease liabilities		7	6	—	—	—	13
Other current liabilities		750	—	—	—	—	750

Total financial liabilities		$6,749	1,218	15	1,240	—	9,222

5.4 Fair value measurement

Set out below, is a comparison of the carrying amounts and fair values of financial assets and financial liabilities and the fair value measurement hierarchy of the instrument as of June 30, 2024 and December 31, 2023:

(in thousands of U.S. dollars)	Note	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets as of June 30, 2024
Future payment right		231,778	231,778			X
Contingent consideration related to warrant exercise	6.3	4,610	4,610			X

Total		236,388	236,388

(in thousands of U.S. dollars)	Note	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial liabilities as of June 30, 2024
Shareholder Loans	5.2	1,269	1,269			X
New shareholder loan	5.2	2,530	2,530		X
Debt to Board of Directors	5.2	278	278			X
Catcha Loan	5.2	820	820			X
Short-term loan from LNG-9	5.2	824	824			X
Convertible Loan	5.2	1,022	1,022			X
Promissory notes	5.2	542	542			X

Total		7,285	7,285

(in thousands of U.S. dollars)	Note	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial assets as of December 31, 2023
Future payment right		242,351	242,351			X
Contingent consideration related to warrants exercise		4,228	4,228			X

Total		246,579	246,579

(in thousands of U.S. dollars)	Note	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial liabilities as of December 31, 2023
Shareholder Loans	5.2	1,223	1,223			X
Debt to Board of Directors	5.2	284	284			X
Catcha Loan	5.2	954	954			X
Short-term loan from LNG-9	5.2	400	400			X
Promissory notes	5.2	529	529			X

Total		3,390	3,390

There were no transfers between Level 1 and Level 2 fair value measurements during the period.

5.4 Fair value measurement (Continued)

Future payment right

For the period ending June 30, 2024, the fair value of the call option to purchase 15% ownership in EAST, the option to acquire 99.81% of KGLNG, and the future payment right (together, valued as one instrument and identified as the Future payment right herein) was calculated using two approaches for which the mid-point of the two calculated values was used. The first approach utilized a discount rate on the fair value of KGLNG using an early stage required return of 40%, assumed to represent the required rate of return for an investor, e.g., a VC fund, given the state of the group at that time (“VC discount rate”). The second approach utilized an overall probability-weighted best estimate applying a reduction of 45% to the post-money FID valuation, which is reflective of the risk of not reaching FID (“Probability of reaching FID”). This valuation was subject to uncertainty because it is measured based on significant unobservable inputs and was designated as a Level 3 fair value measurement.

This valuation approach is consistent with the approach applied to calculating the fair value of the Future payment right as of December 31, 2023. As discussed in note 2.1, all assumptions used in the calculation at June 30, 2023 remain consistent with those used in the December 31, 2023 calculation except for the probability of reaching FID which is 55% as of June 30, 2024 (December 31, 2023: 65%).

New shareholder loan

The inputs used in this calculation of fair value include the cash amount to be repaid to the shareholders plus 3.9% of the shares of Crown. The market capitalization of the Company was used to calculate the fair value of the shares to be granted to the shareholders if the BCA is terminated or does not close. Since the valuation uses observable market data, the New shareholder loan is classified in Level 2 of the fair value hierarchy.

Option to acquire GBTRON

Management has reassessed the fair value of the GBTRON option and believes that the fair value of this option continues to be assessed as $0. The primary factor influencing this value is the decreased likelihood of reaching FID. Given that the BCA did not provide as much funding as anticipated, as discussed above, there has not been a change in the amount of progress towards FID from when the assessment was made as of December 31, 2023. Further, there have not been any other significant changes in the underlying business case or the probability of executing the project which would change the fair value.

5.4 Fair value measurement (Continued)

Set out below are the significant unobservable inputs to the valuation as of June 30, 2024:

	Valuation technique	Significant unobservable inputs	Inputs	Sensitivity of the input to fair value
		Probability of IPO	90%	5% increase / (decrease) in the probability of IPO would result in an increase / (decrease) in fair value by $122 thousand.

Contingent consideration related to warrant exercise	DCF Method	Early-stage company discount rate	40%	5% increase / (decrease) in the early-stage company discount rate would result in an increase / (decrease) in fair value by $2 thousand.

Catcha Loan	DCF Method	Probability of IPO	90%	5% increase / (decrease) in the probability of IPO would result in an increase / (decrease) in fair value by $35 thousand.

		Terminal fee	$477	5% increase / (decrease) in the terminal fee would result in an increase / (decrease) in fair value by $23.6 million

		Regasification price	$0.91/ MMBtu	5% increase / (decrease) in the regasificaiton price would result in an increase / (decrease) in fair value by $39.4 million

Future payment right	DCF Method	Capacity factor	93%	5% increase / (decrease) in the capacity factor would result in an increase / (decrease) in fair value by $42.3 million

		WACC	9.5%	2% increase / (decrease) in the WACC would result in an increase / (decrease) in fair value by $55.1 million and $76.0 million respectively

		Approach 1: VC discount rate *	40%	5% increase / (decrease) in the VC discount rate would result in an increase / (decrease) in fair value by $20.4 million and $22.8 million respectively

		Approach 2: Probability of reaching FID *	55%	10% increase / (decrease) in the probability of reaching FID would result in an increase / (decrease) in fair value by $53.4 million

*

In the sensitivities for the two approaches to risk adjustment presented above, the sensitized value is calculated based on the isolated impact of a change in the assumption for each approach – assuming a corresponding change in value from the alternative approach.

The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant. Furthermore, these intervals are determined based on a high-level assessment to illustrate the sensitivity of the Future payment right to the most significant value drivers. However, the intervals applied in this sensitivity and the estimated output values must not be read as a limitation of possible outer intervals. The sensitivity analysis may not be representative of an actual change in the valuation as it is unlikely that changes in assumptions would occur in isolation from one another.

5.5 Share capital and shareholders information

Issued capital and reserves:
Share capital in Crown LNG Holding AS	Number of shares authorized and fully paid	Par value per share (NOK)	Financial Position (NOK thousands)	Financial Position (USD thousands)
As of December 31, 2023	195,370,911		1,954	189

Capital increase, 30.01.2024	1,172,538	0.01	12	1
Capital increase, 13.03.2024	323,733	0.01	3	1
Capital increase, 13.03.2024	1,650,039	0.01	17	2
Capital increase, 06.04.2024	32,181	0.01	0	0

As of June 30, 2024	198,549,402		1,986	193

On December 1, 2023, Board of Directors has based on the Authorisation given December 17, 2021 resolved to carry out a share capital increase directed towards existing shareholders and specific third-party investors by conversion of claims against the Company into shares. The offer to replace the claims with new shares included the issuance of shares at a nominal amount/subscription price of NOK 28. The share capital was increased by NOK 11,725.38 by issuance of 1,172,538 shares, each at a face value of NOK 0.01. The total contribution is NOK 5,657,645 ($541,199), of which NOK 5,645,919 ($540,077.82) is share premium. The capital increase was registered in the Norwegian Corporate Register on January 31, 2024.

EACP agreement

In November 2023, EACP converted its claim as of September 30, 2023 towards the Group into shares at the strike value of NOK 21. The share capital was increased by NOK 3,237.33 by issuance of 323,733 shares, each at a face value of NOK 0.01. The total contribution is NOK 6,798,393 ($657,775), of which NOK 6,795,156 ($647,466.67) is share premium. The capital increase was registered in the Norwegian Corporate Register on March 13, 2024.

Market representatives

In November 2023, the Company completed a capital increase directed towards market representatives (third-party advisors), whereby the market representatives convert their respective claims towards the Group into shares at the strike value agreed in the respective agreements. The share capital was increased by NOK 16,500.39 by issuance of 1,650,039 shares, each at a face value of NOK 0.01. The consideration per share is NOK 28 (rounded), which entails a share premium per share of NOK 27.99. The total contribution is NOK 46,201,092 ($4,402,201.91), of which NOK 46,184,591.61 ($4,400,629.7) is share premium. The capital increase was registered in the Norwegian Corporate Register on March 13, 2024.

Share premium (in thousands of U.S. dollars)
At December 31, 2023	$231,891

Capital increase, 31.01.2024	540
Capital increase, 13.03.2024	647
Capital increase, 13.03.2024	4 401
Capital increase, 06.04.2024	18

At June 30, 2024	$237,497

Other capital reserves (in thousands of U.S. dollars)
At December 31, 2023	$12,341

Registered capital increase	(5,609)
Share-based expenses (exl. non-controlling interests)	1,602
Shareholders equity subscription	150

At June 30, 2024	$8,484

5.5 Share capital and shareholders information (Continued)

Nature and purpose of reserves

Registered capital increase

The decrease in other capital reserves of $5,609 million relates to funds received in 2023 that was registered in the Norwegian Corporate Register in 2024 and therefore reclassified to Share capital as of 30 June, 2024.

Share-based payments (Non-registered capital increases)

EACP agreement

In June 2024, the agreement with EACP was terminated and EACP converted its claim as of May 30, 2024 towards the Group into shares at the strike value of NOK 21. The share capital was increased by NOK 3,196.73 by issuance of 319,673 shares, each at a face value of NOK 0.01. The total contribution is NOK 6,713,152 ($631,854), of which NOK 6,709,955.27 is share premium.

Market representatives

In June 2024, the Company completed a capital increase directed towards market representatives (third-party advisors), whereby the market representatives convert their respective claims towards the Group into shares at the strike value agreed in the respective agreements. The share capital was increased by NOK 5,456.63 by issuance of 545,663 shares, each at a face value of NOK 0.01. The consideration per share is NOK 28 (rounded), which entails a share premium per share of NOK 27.99. The total contribution is NOK 15,278,704 ($1,473,388), of which NOK 15,273,247.37 is share premium.

Further, the agreements continue to run following the debt conversion. The shares issued relate to a share-based payments arrangement originally accounted for as equity settled share-based payments under IFRS 2. Hence, the historical claims were in the consolidated financial statements historically recognized as equity and not as payables.

A reconciliation of the Group’s equity is presented in the statement of changes in equity.

The Group’s shareholders:

Shareholders in Crown LNG Holding AS as of June 30, 2024	Total number of shares	Ownership/ Voting rights
KATARIA CAPITAL CORPORATION *	58,293,000	29.36%
RAGHAVA CORPORATE PTE LTE	22,786,000	11.48%
WEALINS S.A.	11,887,962	5.99%
GBTRON LIMITED	10,388,425	5.23%
Other shareholder less than 5%	95,194,015	48%

Total	198,549,402	100.00%

*	Citibank, NA is the registered owner and nominee shareholder on behalf of Kataria Capital Corporation.

Shareholders in Crown LNG Holding AS as of December 31, 2023	Total number of shares	Ownership/ Voting rights
Kataria Capital Corporation (CA)*	58,293,000	29.84%
Raghava Corporate PTE (SG)	22,786,000	11.66%
ASHA GUPTA	10,090,450	5.16%
Other shareholder less than 5%	104,201,461	53.34%

Total	195,370,911	100.00%

*	Citibank, NA is the registered owner and nominee shareholder on behalf of Kataria Capital Corporation.

5.6 Earnings per share

The following table reflects the income and share data used in the Earnings per Share (EPS) calculations:

(in thousands of U.S. dollars)	For the six months ended June 30,
	2024	2023
Profit/(loss) attributable to ordinary equity holders of the parent - for basic EPS	$(16,560)	$2,057
Profit/(loss) attributable to ordinary equity holders of the parent - adjusted for the effect of dilution	(16,560)	2,057
Weighted average number of ordinary shares - for basic EPS (in thousand shares)	98,503	51,789
Weighted average number of ordinary shares adjusted for the effect of dilution	98,503	52,186

Basic EPS - profit or loss attributable to equity holders of the parent	$(0.17)	$0.04

Diluted EPS - profit or loss attributable to equity holders of the parent	$(0.17)	$0.04

The EPS computation is not affected by convertible shareholder loans or equity-settled instruments as these were anti-dilutive in the financial periods ended June 30, 2024 and December 31 2023 due to the reported losses in the periods.

6 - Other disclosures

6.1 Related party transactions

Related parties are members of the Board of Directors and any shareholder owning more than 5% of outstanding shares, including an immediate family member of any such person. Furthermore, a related party transaction is defined as any transaction, arrangement, or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Company or any of its subsidiaries is or will be a participant, and (ii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

The following tables provide the total amount of transactions that have been entered into with related parties (outside the Group) for the relevant financial periods:

Related party transactions during 2024 and balances as of June 30, 2024

(in thousand of U.S. dollars)	Executive Management	Board Members	Other Shareholders	Total
Non-current provisions for contingent fees to related parties	$—	4,069	—	4,069
Current provisions to related parties	3,994	7,257	—	11,251
Non-current loans to related parties	—	—	2,291	2,291
Current loans to related parties	—	1,101	3,072	4,173
Purchases from related parties	57	—	—	57
Interest paid to related parties	—	63	—	63

The non-current provisions for contingent fees to relevant parties as of June 30, 2024 were $4.1 million to LNG-9 PTE LTD controlled by board member Swapan Kataria, and the Company. The amount is contingent upon FID for the Kakinada Terminal Project. Refer to note 4.1 for more details on the cash-settled share-based payment liabilities.

Current provision to related parties of $11.3 million includes a fee of $5.0 million related to the Exclusivity Agreement with GBTRON Lands Limited, a company controlled by board member Swapan Kataria, for the exclusive right to develop, own, operate and lease to GBTRON an FSRU on a day-rate to be agreed in a future lease agreement. The remaining $6.3 million relates to recognized, but not paid board remuneration and MFH arrangements with Black Kite, Gantt Consulting and Mr. Kataria and the fixed retainer fees related to the JDA with LNG-9 PTE LTD.

Non-current loans to related parties comprise of other shareholder loans. Refer to not 5.2 and 5.3 for more details on the Group’s interest-bearing and non-interest-bearing liabilities.

Current loans to related parties comprise of a loan to LNG-9, short-term shareholder loan and promissory notes to other shareholders. Refer to note 5.2 for more details on the Group’s other current liabilities.

6.1 Related party transactions (Continued)

Related party transactions during 2023 and balances as of December 31, 2023

(in thousand of U.S. dollars)	Executive Management	Board Members	Other Shareholders	Total
Non-current provisions for contingent fees to related parties	$—	4,758	—	4,758
Current provisions to related parties	2,339	8,202	—	10,541
Non-current loans to related parties	—	—	1,223	1,223
Current loans to related parties	—	400	529	929
Prepayment of shareholder loans	—	—	526	526
Purchases from related parties	248	—	—	248
Interest paid to related parties	—	28	—	28
Shares issued to EAST as consideration for FPR	$—	203,785	—	203,785

The non-current provisions for contingent fees to related parties as of December 31, 2023 were $4.8 million to LNG-9 PTE LTD controlled by board member Swapan Kataria, and the Company. The amount is contingent upon FID for the Kakinada Terminal Project. Refer to note 4.1 for more details on the cash-settled share-based payment liabilities.

Current provision to related parties of $10.5 million includes a fee of $5.0 million related to the Exclusivity Agreement with GBTRON Lands Limited, a company controlled by board member Swapan Kataria, for the exclusive right to develop, own, operate and lease to GBTRON an FSRU on a day-rate to be agreed in a future lease agreement. The remaining $5.5 million relates to recognized, but not paid board remuneration and MFH arrangements with Black Kite, Gantt Consulting and Mr. Kataria and the fixed retainer fees related to the JDA with LNG-9 PTE LTD.

Non-current loans to related parties comprise debt to Board of Directors and convertible loans and other shareholder loans. Refer to not 5.2 and 5.3 for more detail on the Group’s interest-bearing and non-interest-bearing liabilities. Prepayment of shareholder loans relates to shareholder loans, partly prepaid in 2023, although not signed before December 31, 2023. Refer to note 5.2 for more details on the shareholder loans.

Current loans to related parties comprise of a loan to LNG-9 and promissory notes to other shareholders. Refer to note 5.2 for more detail on the Group’s other current liabilities.

6.2 Share-based payments

The expenses recognized for services received during the year under equity-settled share-based arrangements are presented in the table below.

(in thousands of U.S. dollars)	For the six months ended June 30,
Expenses arising from share-based payment transactions	2024	2023
Expenses arising from equity-settled share-based payment transactions	$1,636	$1,640

Total expenses arising from share-based payment transactions	1,636	1,640

The expenses relate to consideration paid in-kind with shares in Crown LNG Holding AS for services provided by third party suppliers. The services are of a “stand ready” nature, in which the Group pays a monthly retainer fee in the form of share issuance. These expenses are recongnized as ‘other operation expenses’ in profit or loss. For cash-settled share-based payments arrangements, reference is made to note 4.1.

6.3 Events after the reporting period

Business Combination Agreement

On July 8 and 9, 2024 (the “Closing Date”), the Company consummated the series of transactions in the previously announced business combination pursuant to the Business Combination Agreement dated as of August 3, 2023 (as amended, the “BCA”) with Catcha Investment Corp (“Catcha”) and certain other affiliated entities. Through this series of transactions, Crown LNG Holdings Limited (“PubCo”) became the public listed company trading on the Nasdaq under the ticker symbol “CGBS”. In connection with the closing of the BCA, PubCo completed the issuance of securities pursuant to the financing agreements as described below and received aggregate gross proceeds of approximately $7.9 million therefrom on or around the Closing Date. As a result of Business Combination, Catcha became a wholly owned subsidiary of PubCo.

In connection with the transaction, each (a) issued and outstanding Class A ordinary share, par value $0.0001 per share of Catcha was converted into the right to receive one newly issued ordinary share, no par value, of PubCo, (together, the “PubCo Ordinary Shares”), (b) issued and outstanding Class B ordinary share, par value of $0.0001 per share, of Catcha was converted into the right to receive one newly issued PubCo Ordinary Share, (c) outstanding and unexercised public and private placement warrant of Catcha was converted into one warrant of PubCo that entitles the holders to purchase one PubCo Ordinary Share in lieu of one Catcha Class A Ordinary Share and otherwise upon substantially the same terms. Further, subject to the terms and procedures set forth under the BCA, the Crown shareholders transferred to PubCo, and PubCo acquired from the Crown shareholders, all of the ordinary shares of Crown held by the shareholders in exchange for the issuance of PubCo Ordinary Shares.

As previously concluded, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS. This determination was primarily based on that Crown Shareholders held the majority of the voting power of PubCo, Crown’s operations substantially comprise the ongoing operations of PubCo, Crown’s designees comprise a majority of the governing body of PubCo, and Crown’s senior management comprises the senior management of PubCo. Further, Catcha does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations. Under this method of accounting, Catcha will be treated as the “acquired” company for financial reporting purposes, and Crown will be the accounting “acquirer.” The net assets of Catcha will be recorded at historical cost with no goodwill or other intangible assets recorded. The deemed cost of the shares issued by Crown, which represent the fair value of the shares that Crown would have had to issue for the ratio of ownership interest in PubCo to be the same as if the business combination had taken the legal form of Crown acquiring shares of Catcha, in excess of the net assets of Catcha will be accounted for as share-based compensation under IFRS 2 Share-based payments. As a result of the transaction, shareholders of Catcha received 7.5 million of the shares in PubCo at a share price of $10, as specified in the BCA, while legacy shareholders of Crown received 60 million shares. On July 10, 2024, the market price of the shares was $3.08.

As of June 30, 2024, Catcha had not commenced any operations and all activity for the six months ended June 30, 2024 relate to activities in connection with the business combination with Crown. For the six months ended June 30, 2024, Catcha had no revenue and incurred a net loss of $3.3 million. Upon the completion of the BCA, the combined company will have immediate cash of approximately $7.9 million; however, much of this cash will be used to settle the trade and other liabilities incurred through the Closing Date. Other than the accounts payable, the remaining liabilities to be assumed by Crown include $1.7 million related to Catcha’s warrant liability, and amounts due to related party of $301 thousand. Catcha has few assets that will be acquired as a part of the transaction, namely, other assets of approximately $7 thousand.

At the time of preparation of these half-year financial statements, the accounting for the transaction is incomplete, and further disclosures cannot be made at this time.

Business Combination Financing Agreements

April 2024 Notes

On April 30, 2024, the Company entered into subscription agreements with certain investors with respect to convertible promissory notes that were to be issued upon the closing of the business combination (the “April 2024 Notes”) with an aggregate original principal amount of $1.05 million for an aggregate purchase price of $1.0 million, reflecting a 5% original issue discount. $1.0 million was received upon the closing of the BCA , and the April 2024 Notes have not yet been converted under the conditions stipulated in the agreement.

PIPE

On May 6, 2024, PubCo and Catcha entered into a subscription agreement (the “PIPE Subscription Agreement”) for a private placement (the “PIPE”) with certain accredited investor (the “Purchaser”). Pursuant to the PIPE Subscription Agreement, the Purchaser agreed to purchase an aggregate of 176,470 PubCo Ordinary Shares, at a price per share of $8.50, representing aggregate gross proceeds of $1.5 million. Crown received these gross proceeds upon the consummation of the BCA and issued the shares in PubCo.

On May 14, 2024, PubCo and Catcha entered into additional subscription agreements (together with the PIPE Subscription Agreement above, the “PIPE Subscription Agreements”) for a private placements with certain accredited investor who are existing shareholders of Crown (the “Existing Shareholder Purchasers”). Pursuant to the PIPE Subscription Agreement, the Existing Shareholder Purchasers have agreed to purchase an aggregate of 26,393 PubCo Ordinary Shares (together with the PubCo Ordinary Shares to be purchased by the Purchaser, the “PIPE Shares”), at a price per share of $10.00, representing aggregate gross proceeds of $263.9 thousand. Crown received these gross proceeds upon the consummation of the BCA and issued the shares in PubCo.

Securities Lending Agreement

On May 22, 2024, the Company entered into a securities lending agreement (the “Securities Lending Agreement”) with Millennia Capital Partners Limited (the “Lender”) pursuant to which the Lender agreed to loan the Company up to $4.0 million (the “Loan”) at 55% Loan to Value of the current market rate of 730,000 shares of Crown pledged to the Lender. In July 2024, the Company drew down $450 thousand, gross and received $430 thousand, net of fees, the $4 million facility from Millenia. The facility is currently paused due to the low valuation of the Company, and the next drawdown is dependent on an increase in the valuation.

Securities Purchase Agreement

On June 4, 2024, PubCo entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”; together with the April 2024 Notes, the PIPE and the Securities Lending Agreement, the “Financing Agreements”) with Helena Special Opportunities LLC (the “Investor”), an affiliate of Helena Partners Inc., a Cayman-Islands based advisor and investor, providing for up to approximately $20.7 million in funding through a private placement for the issuance of convertible notes (the “SPA Notes”). On July 8, 2024, Crown received a drawdown of $2.9 million from the convertible loan. The net cash received was $2.5 million after the issuance discount was applied. The second tranche of this Financing Agreement of $2.5 million, net, will be available upon the effectiveness of the F-1 filed by the Company and when Crown’s market capitalization exceeds $100 million.

6.3 Events after the reporting period (Continued)

Shareholder Loans

New Shareholder Loan

As discussed in Note 5.4, the Company entered into the New shareholder loan with its shareholders on February 6, 2024. The loan was to be repaid within 5 days following the closing of the business combination. On August 8, 2024, the shareholder loan was settled by paying $600 thousand in cash at closing. The shareholders, except two, have agreed to settle the remaining principal amount by issuing 1.7 million shares at $0.40 per share. The shares have not yet been issued.

Convertible Shareholder Promissory Note

On July 26, 2024, the Company entered into a Convertible Promissory Notes for a total of $194 thousand and NOK 3,643,094, with interest accruing at a fixed rate of 10% per annum commencing on July 31, 2024 with certain shareholders. The shareholders are entitled to convert any portion of any amounts outstanding into Ordinary Shares of the Company. This promissory note has been converted into 15,503 shares at $10.00 per share, but the shares have not yet been issued

Vendor Promissory Notes for Fees Deferral

On July 9, 2024, the Company issued promissory notes in an aggregate principal amount of $3.5 million to another service provider to Crown and Catcha, with such amounts representing deferrals of fees owed. The Promissory Notes bear interest at a rate of 12% per annum, payable quarterly, subject to Crown’s option to defer 50% as paid-in-kind, with principal due thereunder payable at maturity on the 18-month anniversary of the issuance. There is no conversion feature provided for the Promissory Notes.

Polar Multi-Strategy Master Fund (previously known as the Catcha Loan)

In March 2023 and October 2023, Catcha, Catcha Holdings LLC (the “Sponsor”) and Polar Multi-Strategy Master Fund (“Polar”) entered into the March 2023 Subscription Agreement and the October 2023 Subscription Agreement, respectively pursuant to which Polar provided $300 thousand and $750 thousand (total of $1,050 thousand) to Catcha for working capital purposes. On October 27, 2023, Crown and Catcha entered into a separate promissory note whereby Catcha agreed to provide a loan in the principal amount of $750 thousand (the “Catcha Loan”) to Crown to fund working capital. The terms of these agreements originally stipulated that the amounts would be repaid upon the closing of the BCA.

On July 8, 2024, Crown, Catcha, the Sponsor and Polar entered into a Securities Purchase Agreement which restructured the March 2023 Subscription Agreement, the October 2023 Subscription Agreement and the Catcha Loan. Under this agreement, 50% of the $1,050 thousand is settled in cash ($525 thousand) and the Company shall issue Promissory Notes for an aggregate purchase price of up $525 thousand divided into two separate notes, with an aggregate principal amount of $583 thousand, reflecting original issue discount of 10%. The issuance of such Promissory Notes was in satisfaction of 50% of the payment due upon the closing of the business combination.

Contingent consideration related to the February 2023 warrant exercise

On August 22, 2024, the board of directors decided in agreement with the Company’s shareholders owning additional consideration to the Company to reduce the claim against the holders of the warrants from NOK 6.09 per share to $0.161 per share ultimately reducing the claim from $4.8 million (fair value of $4.6 million) to $212 thousand due to the decline in share price after the completion of the BCA and public listing of the Company. Refer to notes 2.2 and 5.4 for further discussion around the accounting and calculation of fair value for the contingent consideration related to warrant exercise as of June 30, 2024.

Settlement of accounts payable

On September 4, 2024, Crown settled accounts payable valued at $200 thousand, including interest by issuing 551,633 shares.

KGLNG Agreement

On August 2, 2024, Crown LNG India AS delivered to EAST a Share Purchase Option Exercise Notice, pursuant to which Crown LNG India AS could exercise the Option under the KGLNG Agreement to purchase all shares in KGLNG held by EAST at an exercise price of $60 million. Under the terms of the KGLNG Agreement, a promissory note to the Company in consideration for the issuance of the Company’s ordinary shares for an aggregate amount of $60 million will be based on a per share price equal to 95% of the closing price of the ordinary shares on the business day prior to the option exercise. Based on the value-weighted average share price of $0.30 per share, it is estimated that Crown will issue approximately 200 million shares for this option. The promissory note, final calculations, and related shares for the exercise of this option has not yet been issued and the closing has not yet occurred.

6.3 Events after the reporting period (Continued)

GBTRON Agreement

On August 2, 2024, Crown delivered to GBTRON a Share Purchase Option Exercise Notice, pursuant to which Crown could exercise the Option under the GBTRON Agreement, contingent on the preparation of the NewCo Transfer Implementation Plan under the GBTRON Agreement. Under the terms of the GBTRON Agreement, the promissory note for an aggregate amount of $25 million will be based on a per share price equal to 95% of the closing price of the Company’s ordinary shares on the business day prior to the option exercise. Based on the value weighted average share price of $0.30 per share, it is estimated that Crown will issue approximately 83 million shares for this option. The promissory note, final calculations, and related shares for the exercise of this option has not yet been issued and the closing has not yet occurred.

On September 17, 2024, Crown issued a promissory note to GBTRON Lands Limited valued at GBP 260 thousand for cash provided to Crown . The Note carries an interest of 1% per month and a commitment fee of 5%. The purpose of this cash was to provide funds to support the working capital of the Company. The Note matures on October 31, 2024.

Third amendment to Exclusivity Agreement between Crown and GBTRON

On September 10, 2024, Crown and GBTRON entered into the Third Amendment to Exclusivity Agreement, pursuant to which the parties agreed that the Second Instalment, remaining Annual Exclusivity Fees, and any Monthly Extension Fees will be settled by a promissory note from Crown to GBTRON of $2.5 million plus an interest at 12%, accruing as of January 1, 2023, for a total of $3.025 million. After executing this amendment and issuing the promissory note, the total outstanding amount is settled.

Buyback of CIO Investment AS shares

In August of 2024, the Company entered into certain Contract Notes wherein certain shareholders exchanged their shares in CIO Investment AS for shares in the Company. Pursuant to these Contract Notes, the purchase price was $9.8 million and will be settled by issuing 22.2 million shares. The shares have not yet been issued. As a result, Crown indirectly and directly owns 100% of CIO Investments AS.

Nasdaq Notice

On September 3, 2024, Crown received written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company no longer complies with Nasdaq Listing Rule 5550(a)(2) (the “Rule”) requiring that listed securities maintain a minimum bid price of $1 per share (the “Minimum Bid Price”) based upon the Company’s closing bid price for 30-day trading period of July 22 to August 30, 2024. Additionally, the Notice confirms that the Rule grants the Company 180 calendar days, or until March 3, 2025 to regain compliance (the “Compliance Period”). Further, the Notice states that Nasdaq will provide confirmation of compliance and close the matter if the Company’s listed securities maintain the Minimum Bid Price for ten consecutive days at any time during the Compliance Period. The Notice serves only as a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities. The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Rule.

Registration Statement

On September 30, 2024, Crown LNG Holdings Ltd, filed on Form F-1 a Preliminary Prospectus, subject to completion, for the Primary Offering of 17,346,632 Pubco Ordinary Shares and Secondary Offering of 31,120,801 Pubco Ordinary Shares and 7,346,632 Pubco Warrants to Purchase Pubco Ordinary Shares.